SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items

     1. Press release re RADVISION and Nortel Team to Demonstrate 3G Video Community Service at CTIA Wireless Exhibition 2006 dated April 5, 2006.

     2. Press release re Compal Communications and RADVISION Team to Develop Advanced 3G Mobile Video PDA Phone dated April 6, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION and Nortel Team to Demonstrate 3G Video Community Service at CTIA Wireless Exhibition 2006

Wednesday April 5, 8:30 am ET

RADVISION's Interactive Video Platform Completes Incubation with Nortel's CDMA 1xEV-DO Rev A Platform Live Video Community Application Demonstrates Innovative 3G Service FAIR LAWN, N.J.--(BUSINESS WIRE)--April 5, 2006--RADVISION (Nasdaq:
RVSN - News), a leading provider of multimedia conferencing and communications platforms, today announced an innovative video community application will be demonstrated at the CTIA Wireless 2006 Show in Las Vegas, based on RADVISION's Interactive Video Platform and Nortel's 1xEV-DO Rev A access platform.

The demonstration shows multiple parties communicating in a video chat environment known as a video community. This innovative application is targeted at 3G operators to be deployed as a revenue generating and customer retention service.

Based on the RADVISION Interactive Video Platform, the video community service is able to combine video streams from any IP source including video from 3G subscribers' PC's and camera phones streaming content network sources, including pre-recorded and live broadcasts. The Interactive Video Platform combines the various video sources and presents them to the subscribers as a unified picture comprised of several video images that are adjusted and positioned clearly on the mobile screen. The Interactive Video Platform includes a flexible software development interface so that the video service to be deployed by the operator may be quickly created, customized and adapted to the exact needs of the subscriber base without the need to change the client device application.

The RADVISION Interactive Video Platform is already deployed in IMS networks around the world supporting a variety of services including 3G video conferencing, PC to Mobile video conferencing, and video-enabled contact centers.

"RADVISION's Interactive Video Platform enables the creation of compelling new video applications for 3G subscribers. In addition to RADVISION's 3G videoconferencing services and video community demonstration application, the Interactive Video Platform is a flexible video service creation platform that can be used to deploy different types of services ranging from surveillance services to video-enabled contact centers. Our commitment to open standards, including MMD/IMS, promises a smooth and highly interoperable migration for operators deploying our products. We are excited about our cooperation with Nortel and the fact that we have successfully completed incubation with their 1xEV-DO Rev A access" said Dr. Amnon Gavish, VP of Service Provider Business Development in RADVISION.

Nortel is providing the access and core components for deployment on CDMA EVDO networks. These components will drive the migration from legacy circuit switched architecture to an all IP network that simplifies and standardizes the way that advanced services, including multimedia, are delivered across the network to subscribers.

Nortel will be demonstrating the video community application running on a CDMA 1xEV-DO Rev A along with RADVISION's Interactive Video Platform at the Nortel booth at CTIA Wireless 2006 Exhibition, Las Vegas, Nevada, during April 5-7.

About RADVISION (RVSN)

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Dukas Public Relations
Media Relations:
Kristin Conforti/Todd Barrish, 212-704-7385 kristin@dukaspr.com todd@dukaspr.com or
Comm-Partners LLC
Investor Relations:
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

Compal Communications and RADVISION Team to Develop Advanced 3G Mobile Video PDA Phone

Thursday April 6, 8:30 am ET

Major ODM Links RADVISION, Microsoft and Intel in Developing 3G Video PDA Phone FAIR LAWN, N.J.--(BUSINESS WIRE)--April 6, 2006--RADVISION (Nasdaq:RVSN - News), a leading provider of multimedia conferencing and communications platforms, announces today that Compal Communications Incorporated (CCI) has licensed RADVISION's leading 3G-324M protocol toolkit, along with professional consulting services, for development of an advanced 3G cellular video Windows Mobile(TM) PDA phone.

The CCI 3G PDA phone includes an advanced video application that will allow subscribers to videoconference and participate in video communities and other revenue generating services. The phone is based on Microsoft(R) Windows Mobile
5.0 operating system and the Intel PXA270 applications processor. RADVISION developed the video application for CCI using its 3G-324M Toolkit, in collaboration with both Microsoft and Intel.

Eitan Livne, General Manager of RADVISION's Asia Pacific region, said "We are pleased that CCI selected us to provide the video-enabling technology and to develop the video application residing on the handset. We worked with both Microsoft and Intel on the integration, and are confident that this is a compelling offering for the embedded mobile environment."

CCI is one of the largest ODMs in the world and relies on reputable sources for technology and application development in order to bring leading products to market cost-effectively and with uncompromising performance and quality. The Intel PXA270 processor is specifically designed for the mobile environment, as is Microsoft's Windows Mobile 5.0 Operating System. RADVISION's 3G-324M toolkit, with its standards compliant WNSRP fast setup time support, is especially suited for the embedded environment due to its high performance and low memory footprint.

The Intel PXA270 processor is a high performance and low power device targeted to the mobile market segment. Barry Evans, General Manager of Intel's Application Processor Business Unit commented "Our Intel XScale(R) processors are an outstanding solution for devices in this demanding market segment. The advanced video application that RADVISION has developed underscores how compelling this device is as a platform for mobile multimedia applications."

Based on the solid Windows CE technology, the Microsoft Windows Mobile 5.0 operating system meets the performance, features and strict memory requirements of cutting edge mobile embedded devices. Jason Lim, Regional Director, Asia Pacific & Japan, Mobile and Embedded Devices Division, Microsoft Corp. added, "We have worked closely with RADVISION in the past, and the successful integration of their video application on top of our operating system is another milestone in our productive relationship. We believe that together we are providing Compal with an excellent product that will raise the standard in 3G video telephony."

About Compal Communications, Inc.

Compal Communication Inc. is a professional ODM company in the wireless field. The product lines include feature phone, smart phone, PDA phone, GPS device, and VoIP devices. CCI is proficient in wireless device designing. The company is located in Taiwan and owns the manufactory in China (Nan Jing).

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION LTD.
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 212-704-7385
Kristin@dukaspr.com
or
Todd Barrish, 212-704-7385
todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  April 7, 2006